UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

ShoulderUp Technology Acquisition Corp.

Full name of Registrant

N/A

Former name if Applicable

125 Townpark Drive, Suite 300

Address of Principal Executive Office (Street and number)

Kennesaw, Georgia 30144

City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ShoulderUp Technology Acquisition Corp. (the “Registrant”) is unable to file with the U.S. Securities and Exchange Commission (the “SEC”), without unreasonable effort or expense, its Annual Report for the fiscal year ended December 31, 2024 (the “Annual Report”) by the prescribed due date for such filing. As stated in the Current Report on Form 8-K filed with the SEC on February 12, 2025, the Registrant announced approval of a Business Combination Agreement (the “Business Combination Agreement”) by and among CID Holdco, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Registrant (“Holdings”), ShoulderUp Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings, SEI Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Holdings, and SEE ID, Inc., a Nevada corporation (the “”Target). The Registrant has been devoting resources towards satisfying the conditions to closing of the transactions contemplated by the Business Combination Agreement with Holdings and the Target. The Registrant, therefore, requires additional time to complete the report and its auditors need additional time to complete the audit of the Company’s financial statements. The Registrant, however, expects to file the to file its Annual Report within fifteen calendar days thereof.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Phyllis W. Newhouse	(970)	924-0446
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ShoulderUp Technology Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2025	By:	/s/ Phyllis W. Newhouse
Phyllis W. Newhouse
Chief Executive Officer

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